

13030304

SEC Mail Processing Section
MAR 01 2013
Washington DC
401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67989

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2012 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Cretus Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Kimberly Drive
(No. and Street)

Redding	CT	06896
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James J. Cahill (203) 470-6062
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MaloneBailey LLP, Certified Public Accounting Firm
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane, Ste 1003	New York	New York	10038
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **James J. Cahill**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Cretus Securities, LLC**, as of **December 31**, 20 **12**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CEO

Title



Notary Public

ED ZANOTTI
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01ZA6015315
QUALIFIED IN NASSAU COUNTY
COMMISSION EXPIRES OCTOBER 26, 2014

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CRETUS SECURITIES, LLC
(A Company in the Development Stage)

Statement of Financial Condition

December 31, 2012

CRETUS SECURITIES, LLC
(A Company in the Development Stage)

DECEMBER 31, 2012

INDEX

	PAGE
INDEPENDENT AUDITOR'S REPORT	1
STATEMENT OF ASSETS, LIABILITIES AND MEMBER'S EQUITY	2
NOTES TO FINANCIAL STATEMENTS	3



INDEPENDENT AUDITOR'S REPORT

To the Members of
Cretus Securities, LLC
(a Company in the Development Stage)
Redding, Connecticut

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Cretus Securities, LLC, as of December 31, 2012.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Cretus Securities, LLC, at December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Malone Bailey, LLP

February 27, 2013

10350 Richmond Avenue, Suite 800 · Houston, Texas 77042 · 713.343.4200
15 Maiden Lane, Suite 1002 · New York, New York 10038 · 212.406.7272
#0906 Block A North Tower, SOHO Shangdu No. 8, Dongdaqiao Road · Chaoyang District, Beijing P.R. China 100020 · 86.010.5869.9192
Coastal City (West Tower), Hai De San Dao #1502 · Nanshan District, Shenzhen P.R. China 518054 · 86.755.8627.8690
www.maloneballey.com



Registered Public Company Accounting Oversight Board · AICPA
An Independently Owned And Operated Member Of Nexia International

CRETUS SECURITIES, LLC
(A Company in the Development Stage)

STATEMENT OF ASSETS, LIABILITIES AND MEMBER'S EQUITY

DECEMBER 31, 2012

ASSETS		
Cash and cash equivalents	$	26,653
Prepaid expenses		526
TOTAL ASSETS	$	27,179
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable and accrued expenses	$	15,017
TOTAL LIABILITIES		15,017
Commitments and contingent liabilities		-
Member's Equity		12,162
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	27,179

The accompanying notes are an integral part of these audited financial statements.

CRETUS SECURITIES, LLC
(A Company in the Development Stage)

NOTES TO FINANCIAL STATEMENTS
December 31, 2012

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Organization

Cretus Securities, LLC (the "Company") was organized as a limited liability company in Delaware on May 7, 2008. The Company became a member of the Financial Industry Regulatory Authority on April 23, 2009.

Since May 7, 2008 (date of inception), the Company has been in the development stage.

Nature of Business

The Company conducts a securities business limited to private placement of securities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Commission fee income will be recognized when services are provided. Related expenses are recorded when incurred.

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Additionally, cash balances are held principally at one financial institution and may exceed the $250,000 insurable limit. The Company believes it mitigates its risk by investing in or through major financial institutions. Recoverability is dependent upon the performance of the institution.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

The Company does not expect any recent accounting pronouncements to have any material impact on its financial condition or results of operations.

NOTE 3 – NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. Under this rule, the Company is required to maintain minimum "Net Capital" of the greater of $5,000 or 6 2/3% of "Aggregate Indebtedness", as these terms are defined. Net Capital and Aggregate Indebtedness may change daily. The Company had Net Capital of $11,636 at December 31, 2012 which exceeded the regulatory requirement of $5,000 by $6,636. The ratio of Aggregate Indebtedness to Net Capital was 1.29 to 1 at December 31, 2012.

NOTE 4 – INCOME TAXES

The Company is a single member limited liability company and is treated as a disregarded entity for federal and state income tax purposes. Accordingly, no provision for income taxes is made in the accompanying financial statements as these taxes are the responsibility of the member.

NOTE 5 – RELATED PARTY TRANSACTIONS

Since its inception, the owner of the managing member of the Company contributed $102,500 of capital to the Company.